June 15, 2005

Financial calendar 2005

Update

July 19, 2005	- Second Quarter 2005 Sales revenues
(Previously scheduled on July 20)
press release to be sent at 7.00 AM CET

Reminder

August 31, 2005	- First Half 2005 Results

- Information meeting on First Half 2005 Results (Paris)

November 8, 2005	- Third Quarter 2005 Sales revenues & Results

Investor Relations Department
Europe Tel: + 33 1 53 77 45 45 US Tel: + 1 212 551 40 18
E-mail : IR@sanofi-aventis.com